Execution Copy

CDN. $800,000,000 (OR EQUIVALENT)

EXTENDIBLE REVOLVING - TERM CREDIT FACILITY

FIFTH AMENDING AGREEMENT

AMONG

HARVEST OPERATIONS CORP.
as Borrower

AND

CANADIAN IMPERIAL BANK OF COMMERCE
as Agent

AND

THOSE FINANCIAL INSTITUTIONS PARTY HERETO IN THEIR CAPACITIES AS LENDERS

AND

CANADIAN IMPERIAL BANK OF COMMERCE
as Sole Lead Arranger and Sole Bookrunner

Dated as of July 31, 2012

Norton Rose Canada LLP
Burnet, Duckworth & Palmer LLP

FIFTH AMENDING AGREEMENT

THIS FIFTH AMENDING AGREEMENT is made effective as of July 31, 2012.

AMONG:

HARVEST OPERATIONS CORP.
as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE
as Agent

- and -

THOSE FINANCIAL INSTITUTIONS PARTY HERETO IN THEIR CAPACITIES AS LENDERS

WHEREAS the Borrower, the Agent and the Lenders are parties to the Credit Agreement; and

WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement in accordance with this Agreement.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

(a) In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

(i) "**Agreement**" means this fifth amending agreement;

(ii) "**Credit Agreement**" means the amended and restated credit agreement made as of April 30, 2010, among the Borrower, the Lenders and the Agent, as amended by a first amending agreement dated as of December 17, 2010, a second amending agreement dated April 29, 2011, a third amending agreement dated as of December 16, 2011, and a fourth amending agreement dated as of June 29, 2012; and

(iii) "**Effective Date**" means the date hereof.

(b) All capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Credit Agreement.

(c) This Agreement is a "Document" for the purposes of the Credit Agreement.

1.2 Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Except where the context otherwise requires, the words "**hereto**", "**herein**", "**hereunder**", "**herewith**" and similar expressions and the term "**Agreement**" mean and refer to this Agreement.

ARTICLE 2
AMENDMENTS

2.1 Extension of Credit Facility Termination Date

The Credit Facility Termination Date is hereby extended to April 30, 2016.

2.2 Amendments to Covenants

(a) Section 14.4(b)(i)(C) is amended by deleting the provision in its entirety and replacing it with the following:

"(C) any other Distribution provided that: (x) the aggregate of all Distributions made since April 29, 2011 pursuant to this clause (C) will not exceed Cdn. $150,000,000, and (y) immediately after each Distribution made under this clause (C) in excess of a cumulative maximum amount of Cdn. $100,000,000, Harvest shall be in compliance with each of the financial covenants in Section 14.3 as determined on a *pro forma* basis using the then current amounts of Consolidated Senior Debt, Consolidated Total Debt and Intercompany Subordinated Debt and using the historical amounts of Consolidated EBITDA and shareholders' equity from either the most recent delivered Compliance Certificate or the most recent financial statements of the Borrower;".

(b) Section 14.4(e) is amended by deleting the proviso at the end of the section and replacing it with the following:

"provided that such restriction will not apply to: (i) any transaction among the Harvest Parties and provided loans or other financial assistance from KNOC Korea and its subsidiaries and Affiliates may be at less than market rates provided that such loans otherwise are in accordance with applicable Laws, or (ii) any

transactions or agreements where the aggregate payments made thereunder are less than Cdn. $5,000,000 per calendar year.".

ARTICLE 3
CONDITIONS

3.1 Conditions Precedent

This Agreement shall become effective on the Effective Date, provided that the following conditions have been met on or prior to such date (unless waived in writing by all Lenders):

(a) the receipt by the Agent, for and on behalf of the Lenders, of an executed copy of this Agreement (including the Confirmation of Guarantees attached hereto);

(b) the representations and warranties in Article 13 of the Credit Agreement (other than Section 13.1(j)) shall be true, complete and correct on and with effect from the date of this Agreement; and

(c) the receipt by the Agent, for and on behalf of the Lenders, of the amendment fee referred to in Section 3.2.

3.2 Fees

On the Effective Date, the Borrower shall pay to the Agent, for and on behalf of each Lender, an amendment fee of 6 bps based on each Lender's Individual Commitment Amount.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties

The Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(a) **Status**. The Borrower is a corporation duly amalgamated and validly existing under the laws of the Province of Alberta.

(b) **Authority**. The Borrower has full corporate power and capacity to enter into and perform its obligations under this Agreement.

(c) **Valid Authorization**. The Borrower has taken all necessary corporate action to authorize the creation, execution and delivery of, and performance of its obligations under, this Agreement and this Agreement has been duly executed and delivered in accordance with such corporate action.

(d) **Validity and Enforceability**. This Agreement, and the Credit Agreement as amended by this Agreement, constitute valid and legally binding obligations of the Borrower and are enforceable against it in accordance with their respective terms; subject only to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors' rights, and to general principles of equity, including the fact that specific performance is an equitable remedy, available only in the discretion of the court.

(e) **No Violation, Breach, Conflict etc.** The execution and delivery of this Agreement, and its terms does not conflict with or contravene or constitute a default or create any encumbrance under:

(i) the constating documents or by-laws of the Borrower or any resolutions passed by the directors of the Borrower; or

(ii) any applicable Laws.

(f) **No Default.** No Default or Event of Default has occurred or is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or counsel to the Agent and the Lenders. Such representations and warranties shall survive until the Credit Agreement has been terminated.

ARTICLE 5
MISCELLANEOUS

5.1 Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Documents are hereby ratified and confirmed as being in full force and effect.

5.2 Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Documents, constitute the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Documents.

5.3 Further Assurances

Each of the Borrower, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

5.4 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

5.5 Time of the Essence

Time shall be of the essence of this Agreement.

5.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile or other electronic means, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name: Chang-Koo Kang
Title: Chief Financial Officer

Per: ______________________
Name:
Title: R. A. Pearce
Chief Operating Officer

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name: **Kevin McConnell**
Title: **Executive Director**

Per: ______________________
Name: Leslie Chatwin
Title: Executive Director

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________________
Name: Clark Terriff
Title: Managing Director

Per: ______________________________
Name: Carmen Angelescu
Title: Vice President & Director

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________________
Name: John Hunt
Title: Managing Director

Per: ______________________________
Name: Beau Filkowski
Title: Associate

HSBC BANK CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name: Vivek Varma
Title: Director

Per: ______________________
Name: Fabrizio Carrano
Title: Vice President

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name: Mark Williamson
Title: Authorized Signatory

Per: ______________________
Name: Greg Steidl
Title: Authorized Signatory

UNION BANK, CANADA BRANCH, as Lender

Per: ______________________
Name: Larry Sagriff
Title: Vice President

Per: ______________________
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE ROYAL BANK OF SCOTLAND N.V., (CANADA) BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

UNION BANK, CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE ROYAL BANK OF SCOTLAND N.V., (CANADA) BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name: JAMES K.G. CAMPBELL
Title: DIRECTOR

Per: ______________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

UNION BANK, CANADA BRANCH, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Lender

Per: __________________________
Name: DEBRA HRELJA
Title: VICE PRESIDENT

Per: __________________________
Name:
Title:

THE ROYAL BANK OF SCOTLAND N.V., (CANADA) BRANCH, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

UNION BANK, CANADA BRANCH, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

THE ROYAL BANK OF SCOTLAND N.V., (CANADA) BRANCH, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: [signature]
Name:
Title:

Michael Mozer
Vice President

UNION BANK, CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE ROYAL BANK OF SCOTLAND N.V., (CANADA) BRANCH, as Lender

Per: ______________________
Name: Shehan J. De Silva
Title: Vice President

Per: ______________________
Name: David Wright
Title: Director
Head of Client Management Canada

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CONFIRMATION OF GUARANTEES

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby (a) consents to the amendments contained in the Fifth Amending Agreement and (b) confirms and agrees that the Affiliate Guarantee and Subordination Agreement to which it is a party (and dated February 3, 2006 in the case of Breeze Resources Partnership, Hay River Partnership, Harvest Breeze Trust No.1 and Harvest Breeze Trust No.2, October 19, 2006 in the case of North Atlantic Refining Limited and April 30, 2010 in the case of 1496965 Alberta Ltd.) is and shall remain in full force and effect in all respects notwithstanding the Fifth Amending Agreement and the amendments therein contained and shall continue to exist and apply to all of the Harvest Lender Obligations (as defined in such Affiliate Guarantee and Subordination Agreement), including, without limitation, the Obligations of the Borrower under, pursuant to or relating to the Credit Agreement as amended by the Fifth Amending Agreement. This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Affiliate Guarantee and Subordination Agreements including, without limitation, Article 5 thereof.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Fifth Amending Agreement.

1496965 ALBERTA LTD.

Per: [signature]
Name: R. PEARCE
Title: DIRECTOR

NORTH ATLANTIC REFINING LIMITED

Per: [signature]
Name: Chang-Koo Kang
Title: Director

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2, in its capacity as managing partner of BREEZE RESOURCES PARTNERSHIP

Per: [signature]
Name: R. PEARCE
Title: DIRECTOR

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2, in its capacity as managing partner of HAY RIVER PARTNERSHIP

Per: [signature]
Name: R. PEARCE
Title: DIRECTOR

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 1

Per: [signature]
Name: R. PEARCE
Title: DIRECTOR

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2

Per: [signature]
Name: R. PEARCE
Title: DIRECTOR.